Exhibit 99.2
AMENDMENT TO COLLABORATION AND LICENSE AGREEMENT
     This Amendment, effective July ___, 2006, (this “Amendment”) is made by and between Cardiome Pharma Corp., a Canadian corporation having its offices at 3650 Wesbrook Mall, Vancouver, BC, Canada V6S 2L2 and Cardiome Research and Development (Barbados) Inc. (collectively, “Cardiome”), and Astellas US LLC, a Delaware limited liability company having its principal place of business at Three Parkway North, Deerfield, IL, USA 60015-2548 (“Astellas”), a successor to Fujisawa Healthcare, Inc.
Cardiome and Astellas are sometimes referred to collectively herein as the “Parties” or singly as a “Party”.
RECITALS
     WHEREAS, as of October 16, 2003, Cardiome Pharma Corp. and Fujisawa Healthcare, Inc. (“FHI”) entered into the Collaboration and License Agreement relating to Cardiome’s proprietary compound known as RSD1235 (the “Agreement”);
     WHEREAS subsequently Cardiome Pharma Corp. assigned certain Cardiome Technology and certain obligations under the Agreement to Cardiome Research and Development (Barbados) Inc.;
     WHEREAS, effective as of April 1, 2005, FHI merged into Yamanouchi U.S. Holding Inc., which was renamed Astellas US Holding, Inc. (“US Holding”), and US Holding assigned the Agreement to Astellas and guaranteed the performance of the Agreement by Astellas;
     WHEREAS, the Parties have been pursuing the development of RSD1235 pursuant to the terms of the Agreement;
     WHEREAS, on March 30, 2006, Astellas’s affiliate Astellas Pharma US, Inc., (“APUS”) submitted the NDA (the “March Submission”) to the FDA;
     WHEREAS, on May 30, 2006, the FDA issued a refusal to file notice (“RTF”) to APUS;
     WHEREAS, the Parties intend to cooperate in the re-submission of the NDA to the FDA; and
     WHEREAS, the Parties wish to amend the Collaboration and License Agreement solely as set forth in this Amendment;
     NOW, THEREFORE, in consideration of the mutual covenants set forth herein and in the [REDACTED: separate agreement] and the guaranty set out below being executed along with this Amendment, the Parties agree as follows:

2

AMENDMENTS
     1. Capitalized terms used in this Amendment shall have the same definitions as set forth in the Agreement, unless otherwise expressly defined in this Amendment.
     2. Article 2 of the Agreement, PRODUCT DEVELOPMENT, Section 2.3(a) is hereby amended and supplemented by adding the following sentence at the end of such subsection 2.3(a): “From the effective date of this Amendment until the date of re-submission of the NDA, Astellas shall be responsible for 100% of the Development Costs associated with the Development of Product and RSD1235 for the Indication in the Territory under the oversight and as approved by the JDMC or any steering committee designated by the JDMC overseeing such re-submission.”
     3. Article 2 of the Agreement, PRODUCT DEVELOPMENT, Section 2.3(d) is hereby amended and supplemented by adding the following sentence at the end of such subsection 2.3(d): “and (v) re-submit to the FDA on or before March 31, 2007, the NDA for the Product for use in the Indication in the Field, unless additional conditions are placed on such submission by the FDA, such as by way of example, requiring additional clinical studies, which prevent Astellas from re-submitting by such date.”
     4. Article 4 of the Agreement, PAYMENTS, Section 4.2(b) is hereby amended as by deleting the current Section 4.2(b) and substituting a lieu thereof the following clause: “Ten Million Dollars ($10,000,000) upon re-submission to the FDA of the NDA for the Product for use in the Indication in the Field.”
     5. The Parties agree that the terms and contents of this Amendment and the [REDACTED: separate agreement] and any act, failure to act, omission, misrepresentation, fact, event, transaction or occurrence which is the basis of, led up to or may have led up to this Amendment and/or the [REDACTED: separate agreement] shall be maintained as confidential, and shall not be disclosed either directly or indirectly, to any person, firm, association, partnership, corporation or other entity, except in accordance with the terms and provisions of Sections 8.1 and 8.2 of the Agreement.
     6. Except as expressly amended by this Amendment, all the terms and conditions of the Agreement shall remain in force and effect.
     7. Each Party represents and warrants that it is fully authorized to enter into this Amendment and to carry out the obligations provided for herein.
     8. This Amendment shall be binding upon and inure to the benefit of the permitted successors and assigns of the Parties hereto.
     9. The Parties warrant that this Amendment and the [REDACTED: separate agreement] are intended by the Parties to represent the final expression of their agreement with respect to the subject matter hereof. Any amendment or modification to this Amendment must be in writing and must be executed by authorized representatives of the Parties.

     10. This Amendment may be executed in counterparts, each of which shall constitute an original.
     IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed by their duly authorized officers.
CARDIOME PHARMA CORP.
By:
Name: Doug Janzen
Title: President and Chief Business Officer
CARDIOME RESEARCH AND DEVELOPMENT (BARBADOS) INC.
By:
Name:
Title:
ASTELLAS US LLC
By:
Name: Yoshihiko Hatanaka
Title: Chairman and CEO
Astellas US Holding, Inc. hereby consents to the foregoing amendment and guarantees to Cardiome the indebtedness, liabilities and other obligations of Astellas and APUS under the Agreement as amended.
Astellas US Holding, Inc.
By:
Name: Yoshihiko Hatanaka
Title: Chairman and CEO